Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Business Overview

We, through the operating entity, focus on the research, development, manufacturing, and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity markets a diverse range of vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 29 provincial regions across China and are exported overseas to Vietnam, Pakistan, and Egypt.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving the veterinary vaccine market. We have benefited from China’s overall economic growth, increased number of large-scale farms, and national policies of animal epidemic detection and prevention, which has been attracting breeders’ attention and promoting compulsory immunization to raise breeders’ full awareness of the risk of animal epidemics and the necessity of immunization.

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

●	the operating entity’s ability to develop high-demand products and expand its business beyond vaccines for livestock by entering into the household animal vaccine industry;

●	the operating entity’s ability to expand its sales and distribution network;

●	the operating entity’s ability to continue to upgrade its technological capabilities; and

●	the operating entity’s ability to maintain its product quality.

Results of Operations

Net Revenues

We derived revenues from (i) swine vaccines, (ii) poultry vaccines and (iii) other vaccines. The following table sets forth a breakdown of our revenues both in absolute amounts and as a percentage of our total revenues for the six months ended June 30, 2025 and 2026.

	For the six months ended June 30, (Unaudited)
	2025		2026
	(in thousands, except for percentages)
Revenues	RMB	%	RMB	US$	%
Swine vaccines	46,706	74.9	38,202	5,630	75.0
Poultry vaccines	7,015	11.3	6,496	957	12.8
Other vaccines	8,607	13.8	6,249	922	12.2
Total	62,328	100	50,947	7,509	100

As our revenues are generated from different distribution channels, the following table sets forth a breakdown of our revenues from different distribution channels for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30, (Unaudited)
	2025		2026
	(in thousands, except for percentages)
Revenues	RMB	%	RMB	US$	%
Direct sales channel	30,101	48.3	18,068	2,663	35.5
Distribution network	31,334	50.3	32,172	4,742	63.1
Government tender and procurement	893	1.4	707	104	1.4
Total	62,328	100	50,947	7,509	100

Cost of Revenues

Costs of revenues consist primarily of inventory cost and shipping and handling cost of providing these services or goods. The following table sets forth a breakdown of our cost of revenues by product both in absolute amounts and as a percentage of our total cost of revenues for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30, (Unaudited)
	2025		2026
	(in thousands, except for percentages)
Cost of revenues:	RMB	%	RMB	US$	%
Swine vaccines	25,260	58.8	21,290	3,138	62.3
Poultry vaccines	7,283	17.0	6,686	985	19.6
Other vaccines	10,401	24.2	6,222	917	18.1
Total	42,944	100	34,198	5,040	100

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, general and administrative expenses, and provision for (reversal of) credit losses.

Sales and marketing expenses

Sales and marketing expenses consist primarily of travelling expenses, marketing conference expenses, advertising expenses and salaries and other compensation-related expenses for sales and marketing personnel. We expense all advertising costs as incurred and classify these costs under sales and marketing expenses.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization, which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of production and procurement expenses related to research and development activities, technical expenses, payroll and related expenses for personnel engaged in research and development activities, and depreciation and amortization of fixed assets which are used in research and development activities.

Allowance for credit losses

We consider the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in our customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

	For the six months ended June 30, (Unaudited)
	2025		2026
	(in thousands, except for percentages)
	RMB	%	RMB	US$	%
Sales and marketing expenses	23,243	48.2	18,629	2,746	49.6
General and administrative expenses	16,770	34.7	13,703	2,020	36.4
Research and development expenses	8,969	18.6	4,770	703	12.7
Provision for (reversal of) credit losses	(719)	(1.5)	470	69	1.3
Total	48,263	100	37,572	5,538	100

TAXATION

Cayman Islands

Under current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no withholding tax will be imposed.

British Virgin Islands (“BVI”)

Our subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, payments of dividends by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Our subsidiary in Hong Kong is subject to a two-tiered profits tax rate regime. The first HK$2 million of assessable profits earned by a company is taxed at a profits tax rate of 8.25%, while the remaining profits will continue to be taxed at the profits tax rate of 16.5%. Under the Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory Enterprise Income Tax (“EIT”) rate is 25%. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Jilin Zhengye benefits from a 15% HNTE rate and Hainan Senhan and Beijing Zhengye from a 5% effective SLPE rate for the periods presented. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment”.

RESULTS OF OPERATIONS

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the six months ended June 30, 2025 and 2026, both in absolute amounts and as a percentage of our total revenues. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive loss, and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2026, are solely for the convenience of the readers, and they were calculated at the rate of US$1.00 to RMB6.7851.

	For the six months ended June 30, (Unaudited)
	2025	2026
	(in thousands, except for percentages)
	RMB	RMB	US$
Net revenues	62,328	50,947	7,509
Cost of revenues	(42,944)	(34,198)	(5,040)
Gross profit	19,384	16,749	2,469
Sales and marketing expenses	(23,243)	(18,629)	(2,746)
General and administrative expenses	(16,770)	(13,703)	(2,020)
Research and development expenses	(8,969)	(4,770)	(703)
Reversal of (provision for) credit losses	719	(470)	(69)
Total operating expenses	(48,263)	(37,572)	(5,538)
Operating loss	(28,879)	(20,823)	(3,069)
Other income (expenses):
Interest income	72	11	2
Interest expense	(1,752)	(1,565)	(231)
Unrealized gains (losses) on marketable equity securities and derivative instruments	588	(1,326)	(195)
Unrealized foreign exchange gain (loss)	(1,421)	627	92
Government subsidy	502	893	132
Other expenses	-	(79)	(12)
Total other expenses, net	(2,011)	(1,439)	(212)
Loss before income taxes	(30,890)	(22,262)	(3,281)
Income tax benefits	5,340	99	14
Net loss	(25,550)	(22,163)	(3,267)

Net revenues

Our revenue decreased by RMB11.4 million or 18.3% from RMB62.3 million for the six months ended June 30, 2025 to RMB50.9 million (US$7.5 million) for the six months ended June 30, 2026, primarily due to our customers’ sustained losses and cost-cutting requirements, which resulted in an overall reduction in sales volume.

Our revenue from sales to the operating entity’s largest customer for the six months ended June 30, 2025 decreased from RMB12.5 million for the six months ended June 30, 2025 by RMB7.3 million to RMB5.2 million (US$0.8 million) for the six months ended June 30, 2026, primarily because this customer has built its own production facilities and begun producing vaccines in-house, which reduced its purchases from us. As a result, this customer became the operating entity’s second largest customer for the six months ended June 30, 2026. Revenue from sales to the operating entity’s largest customer for the six months ended June 30, 2026 amounted to RMB7.7 million (US$1.1 million).

Revenue from sales of swine vaccines.    Our revenue from sales of swine vaccines dropped from RMB46.7 million for the six months ended June 30, 2025 to RMB38.2 million (US$5.6 million) for the six months ended June 30, 2026. Amid the broader industry environment, cost-cutting requirements from key customers resulted in lower sales volume.

Revenue from sales of poultry vaccines.    Our revenue from sales of poultry vaccines dropped from RMB7.0 million for the six months ended June 30, 2025 to RMB6.5 million (US$1.0 million) for the six months ended June 30, 2026. This decline was primarily due to lower sales volume amid weak market demand in the broader industry environment.

Revenue from sales of other vaccines.    Our revenue from sales of other vaccines decreased from RMB8.6 million for the six months ended June 30, 2025 to RMB6.2 million (US$0.9 million) for the six months ended June 30, 2026. Lower demand from key customers resulted in reduced sales volume.

Cost of revenues

Our cost of revenues decreased by 20.4% from RMB42.9 million for the six months ended June 30, 2025 to RMB34.2 million (US$5.0 million) for the six months ended June 30, 2026.

Gross profit

The following table sets forth a breakdown of our gross profit by product, both in absolute amounts and as gross profit margin, for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30, (Unaudited)
	2025		2026
	(in thousands, except for percentages)
Gross profit:	RMB	%	RMB	US$	%
Swine vaccines	21,446	45.9	16,912	2,493	44.3
Poultry vaccines	(268)	(3.8)	(190)	(28)	(2.9)
Other vaccines	(1,794)	(20.8)	27	4	0.4
Total	19,384	31.1	16,749	2,469	32.9

As a result of the foregoing, our gross profit decreased from RMB19.4 million for the six months ended June 30, 2025 to RMB16.7 million (US$2.5 million) for the six months ended June 30, 2026. Our gross profit margin increased from 31.1% for the six months ended June 30, 2025 to 32.9% for the six months ended June 30, 2026. The increase in our gross profit margin was primarily attributable to other vaccines, the gross profit margin of which improved from negative 20.8% for the six months ended June 30, 2025 to 0.4% for the six months ended June 30, 2026, mainly because the sales volume of sheep vaccines, which carry relatively high unit costs and fixed production costs, decreased amid weak market demand. The gross profit margins of swine vaccines and poultry vaccines remained relatively stable, at 44.3% and negative 2.9%, respectively, for the six months ended June 30, 2026, as compared to 45.9% and negative 3.8%, respectively, for the six months ended June 30, 2025.

Operating expenses

Our total operating expenses decreased from RMB48.3 million for the six months ended June 30, 2025 to RMB37.6 million (US$5.5 million) for the six months ended June 30, 2026, reflecting the decrease in our general and administrative expenses, sales and marketing expenses and research and development expenses, partially offset by a provision for credit losses of RMB0.5 million (US$0.07 million) for the six months ended June 30, 2026, as compared to a reversal of credit losses of RMB0.7 million for the six months ended June 30, 2025.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB23.2 million for the six months ended June 30, 2025 to RMB18.6 million (US$2.7 million) for the six months ended June 30, 2026. The decrease in sales and marketing expenses mainly resulted from a decrease in payroll for sales staff and travel expenses.

General and administrative expenses. Our general and administrative expenses decreased from RMB16.8 million for the six months ended June 30, 2025 to RMB13.7 million (US$2.0 million) for the six months ended June 30, 2026. The decrease in administrative expenses was attributed to the decrease in employee compensation, professional service fees and travel expenses. The decrease in professional service fees was mainly because we incurred such fees in connection with the preparation for our initial public offering for the six months ended June 30, 2025, while no such fees were incurred for the six months ended June 30, 2026.

Research and development expenses. Our research and development expenses decreased from RMB9.0 million for the six months ended June 30, 2025 to RMB4.8 million (US$0.7 million) for the six months ended June 30, 2026. The decrease in research and development expenses mainly resulted from a decrease in development material expenses and the absence of one-time bonuses paid to research and development personnel in connection with our initial public offering in the current period.

The following table sets forth a summary of our total spending for each research and development project subsidized by the Government of Jilin Province, the PRC, for the six months ended June 30, 2025 and 2026.

	For the six months ended June 30, (Unaudited)
	2025	2026
Total Project Expenses	RMB	RMB	US$
The Key Technique Study for the Development of the Live Gene-deletion-attenuated Vaccine against Ovine and Caprine Ecthyma (Orf)	516,404	335,091	49,386
The Virus Study, Laboratory Sample Preparation and Efficacy Evaluation of Inactivated Bovine Akabane Disease Vaccine	892,366	-	-
The Development and Application of Fluorescent ERA Rapid Thermostatic Diagnostic Technology for Key Viral Diarrhea Diseases in Pigs	95,976	-	-
Total	1,504,746	335,091	49,386

The investment in research and development project costs is not comparable, and different projects are at different stages and their inputs are different.

Reversal of (provision for) credit losses. Our reversal of credit loss amounted to RMB0.7 million for the six months ended June 30, 2025. Our provision for credit losses amounted to RMB0.5 million (US$0.07 million) for the six months ended June 30, 2026.

Operating loss

Our operating loss was RMB28.9 million for the six months ended June 30, 2025. Our operating loss was RMB20.8 million (US$3.1 million) for the six months ended June 30, 2026.

Income tax benefits

Our income tax benefits decreased from RMB5.3 million for the six months ended June 30, 2025 to RMB0.1 million (US$0.01 million) for the six months ended June 30, 2026, primarily because we provided a full valuation allowance against our deferred tax assets, which amounted to RMB26.6 million (US$3.9 million) as of June 30, 2026, and therefore did not recognize deferred tax benefits on the net operating losses incurred during the six months ended June 30, 2026.

Net loss

As a result of the foregoing, net loss was RMB25.6 million for the six months ended June 30, 2025. The net loss was RMB22.2 million (US$3.3 million) for the six months ended June 30, 2026.

LIQUIDITY AND CAPITAL RESOURCES

We incurred net loss of RMB22.2 million (US$3.3 million) for the six months ended June 30, 2026. Net cash used in operating activities was RMB16.8 million (US$2.5 million) for the six months ended June 30, 2026. As of June 30, 2026, we had cash and restricted cash of RMB31.9 million (US$4.7 million) and working capital of RMB5.1 million (US$0.8 million).

We have incurred losses since 2025, and have primarily funded our working capital needs through operations, bank loans, advance payments from customers, and contributions from shareholders. These conditions and events, considered in the aggregate, initially raised substantial doubt about our ability to continue as a going concern within one year after the date these unaudited condensed consolidated financial statements are issued.

Management intends to maintain sufficient liquidity primarily through the renewal of its existing short-term bank loans. Management believes that the amount of available cash balance as of June 30, 2026 and forecasted net cash flows for a period of one year after the issuance of the unaudited condensed consolidated financial statements will be sufficient for us to satisfy our obligations and commitments when they become due. As a result, management believes its plans alleviate substantial doubt about our ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments relating to the carrying amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30, (Unaudited)
	2025	2026
	(in thousands)
	RMB	RMB	US$
Net cash used in operating activities	(13,968)	(16,813)	(2,478)
Net cash used in investing activities	(664)	(5,737)	(846)
Net cash provided by financing activities	42,315	4,550	671
Effect of exchange rate changes on cash and restricted cash	(680)	(448)	(66)
Net increase (decrease) in cash and restricted cash	27,003	(18,448)	(2,719)
Cash and restricted cash at beginning of period	18,606	50,334	7,418
Cash and restricted cash at end of period	45,609	31,886	4,699

As of the date of this report, we have financed our operating and investing activities primarily through cash generated from financing activities, including bank loans and proceeds from our initial public offering, as well as cash on hand. As of June 30, 2026 and December 31, 2025, our cash was RMB31.9 million (US$4.7 million) and RMB50.3 million, respectively. Our cash primarily consists of bank deposits.

As of June 30, 2026 and December 31, 2025, our restricted cash was RMB1,500 (US$221) and RMB1,500, respectively. Restricted cash mainly consists of bank time deposits, which are defined as time deposits with original maturities longer than three months but less than one year, or long-term bank deposits with maturity dates within one year.

We believe that our current cash and expected cash provided by operating and financing activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

All of our revenues have been, and we expect that they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans.

Operating Activities

Net cash used in operating activities was RMB16.8 million (US$2.5 million) in the six months ended June 30, 2026. The difference between our net cash used in operating activities and our net loss of RMB22.2 million (US$3.3 million) was due to the combined effects of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included (i) depreciation and amortization of RMB14.0 million (US$2.1 million), as compared to RMB12.3 million in the six months ended June 30, 2025, for we had more property, plant and equipment and intangible assets in the six months ended June 30, 2026 than in the six months ended June 30, 2025, (ii) a provision for credit losses of RMB0.5 million (US$0.07 million), as compared to a reversal of credit losses of RMB0.7 million in the six months ended June 30, 2025, primarily due to the provision for credit losses on accounts receivable of RMB0.5 million (US$0.07 million) as a result of the increase in accounts receivable from RMB36.5 million as of December 31, 2025 to RMB43.3 million (US$6.4 million) as of June 30, 2026, and the allowance for credit losses provided on the commercial notes receivable newly received in the six months ended June 30, 2026, as we had no notes receivable as of December 31, 2025, and (iii) the impairment for inventory was RMB8.4 million (US$1.2 million), compared to an impairment of RMB4.1 million in the six months ended June 30, 2025, primarily due to the increase in slow-moving and obsolete inventories as a result of the decline in sales volume. Changes in working capital mainly resulted from (i) an increase in notes receivable of RMB0.5 million (US$0.07 million), as compared to an increase of RMB0.1 million in the six months ended June 30, 2025, because we received new notes receivable and recorded an allowance for credit losses thereon in the six months ended June 30, 2026, (ii) an increase in accounts receivable of RMB6.9 million (US$1.0 million), as compared to a decrease of RMB23.3 million in the six months ended June 30, 2025, for we did not collect the related accounts receivable in the six months ended June 30, 2026, (iii) an increase in inventories of RMB9.6 million (US$1.4 million), as compared to a decrease of RMB0.6 million in the six months ended June 30, 2025, primarily due to inventory buildup caused by a decline in sales volume, (iv) a decrease in accounts payable of RMB1.5 million (US$0.2 million), as compared to a decrease of RMB1.5 million in the six months ended June 30, 2025, because we paid accounts payable for our materials which were due in the six months ended June 30, 2026, and (v) a decrease in contract liabilities of RMB1.3 million (US$0.2 million), as compared to an increase of RMB1.5 million in the six months ended June 30, 2025, due to a decline in customer orders.

Net cash used in operating activities was RMB14.0 million in the six months ended June 30, 2025. The difference between our net cash used in operating activities and our net loss of RMB25.6 million was due to the combined effects of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included (i) depreciation and amortization of RMB12.3 million, as compared to RMB11.3 million in the six months ended June 30, 2024, for we had more property, plant and equipment and intangible assets in the six months ended June 30, 2025 than in the six months ended June 30, 2024, (ii) a reversion of allowance for credit losses of RMB0.7 million, as compared to RMB1.0 million in the six months ended June 30, 2024, because we have collected cash from the client’s bank debts and commercial notes, and (iii) the impairment for inventory was RMB4.1 million, compared to an impairment of RMB2.2 million in the six months ended June 30, 2024. Changes in working capital mainly resulted from (i) an increase in notes receivable of RMB0.1 million, as compared to a decrease of RMB5.6 million in the six months ended June 30, 2024, for we cashed our banker’s acceptance bill collected in the six months ended June 30, 2024, (ii) a decrease in accounts receivable of RMB23.3 million, as compared to a decrease of RMB3.7 million in the six months ended June 30, 2024, for we cashed our accounts receivable collected in the six months ended June 30, 2025 and 2024, (iii) an increase in advance to suppliers of RMB1.6 million, as compared to an increase of RMB5.6 million in the six months ended June 30, 2024, because we had made advance payments in the six months ended June 30, 2024 for purchases due in the six months ended June 30, 2025, (iv) an increase in prepayments and other current assets of RMB23.4 million, as compared to an increase of RMB1.0 million in the six months ended June 30, 2024, for we cashed our prepayments and other current assets payment in the six months ended June 30, 2025, and (v) a decrease in accounts payable of RMB1.5 million, as compared to a decrease of RMB2.5 million in the six months ended June 30, 2024, because we paid accounts payable for our materials which were due in the six months ended June 30, 2025.

Investing Activities

Net cash used in investing activities was RMB5.7 million (US$0.8 million) in the six months ended June 30, 2026, which represented purchases of property and equipment of RMB3.4 million (US$0.5 million) and prepayments for purchase of intangible assets of RMB2.4 million (US$0.3 million).

Net cash used in investing activities was RMB0.7 million in the six months ended June 30, 2025, which represented loans to a related party of RMB7.0 million, loan repayment from a related party of RMB7.0 million, purchases of property and equipment of RMB0.3 million and prepayments for purchase of intangible assets of RMB0.4 million.

Financing Activities

Net cash provided by financing activities was RMB4.6 million (US$0.7 million) in the six months ended June 30, 2026, which represented proceeds from loans of RMB46.8 million (US$6.9 million) and repayment of loans of RMB42.3 million (US$6.2 million).

Net cash provided by financing activities was RMB42.3 million in the six months ended June 30, 2025, which represented proceeds from loans of RMB41.9 million, repayment of loans of RMB44.0 million, repayment to a related party of RMB0.1 million, proceeds from initial public offering of RMB43.1 million, and receipt of shareholder’s capital contribution of RMB1.5 million.

Capital Expenditure

Our capital expenditures are primarily incurred for purchases of intangible assets, property, plant and equipment and prepayment for purchase of intangible assets. We made capital expenditures of RMB0.7 million and RMB5.7 million (US$0.8 million) in the six months ended June 30, 2025 and 2026, respectively. The increase of capital expenditures was mainly because of purchases of property, plant and equipment of RMB3.4 million (US$0.5 million) and prepayments for purchase of intangible assets of RMB2.4 million (US$0.3 million) in the six months ended June 30, 2026. Our capital expenditures have been primarily funded by bank loans and our cash on hand. We expect to continue to make capital expenditures to support the expected growth of our business. We also expect that cash generated from the operating entity’s operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Since July 21, 2005, RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Political, social and economic risks

The Company has substantial operations in China through its PRC subsidiary, Jilin Zhengye. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1 of our unaudited condensed consolidated financial statements, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest rate risk exposure during the periods presented, other than the cross-currency interest rate swap agreement described in Note 3 to our unaudited condensed consolidated financial statements.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in bank and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

As of December 31, 2025, two clients accounted for 11.8% and 11.6% of the Company’s total accounts receivable, respectively. As of June 30, 2026, one client accounted for 19.6% of the Company’s total accounts receivable.

For the six months ended June 30, 2025, one client accounted for 20.0% of the Company’s total revenues. For the six months ended June 30, 2026, two clients accounted for 15.2% and 10.2% of the Company’s total revenues, respectively.

As of December 31, 2025, one vendor accounted for 10.2% of the Company’s total accounts payable. As of June 30, 2026, one vendor accounted for 12.9% of the Company’s total accounts payable.

For the six months ended June 30, 2025, three vendors accounted for 12.9%, 11.6% and 10.2% of the Company’s total purchases, respectively. For the six months ended June 30, 2026, two vendors accounted for 29.1% and 13.9% of the Company’s total purchases, respectively.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

Our material cash requirements as of June 30, 2026 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, and long-term and short-term loans.

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2026:

	Payment Due by Period (in thousands)
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
Operating lease commitments	321	25	52	57	187
Long-term loans	9,200	700	8,500	-	-
Short-term loans	69,374	69,374	-	-	-
Total	78,895	70,099	8,552	57	187

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the unaudited condensed consolidated financial statements.

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. Significant accounting policies we follow in the preparation of the accompanying unaudited condensed consolidated financial statements are summarized below.

Revenue recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customer. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company manufactures and sells veterinary vaccines, with an emphasis on vaccines for livestock, to customers.

The Company enters into contract with its customers to provide veterinary vaccines, mainly vaccines for livestock. All of the Company’s contracts have a single performance obligation as the promise is to transfer the goods to customers, and there are no other separately identifiable promises in the contracts. The Company recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. The Company’s revenue is recognized at a point in time when the control has been transferred, usually when the customer accepts the goods.

The Company offers its distributors sales rebates. According to the items in the contract, the Company pays certain sales rebate, in the form of products with equivalent value, to a distributor once the distributor purchases a stipulated amount of products from the Company. Sales rebate is considered as variable consideration. The Company estimates annual expected revenue of each individual distributor with reference to their historical results. The sales rebate reduces revenues recognized. At the end of each reporting period, the Company updates the estimated revenue to represent faithfully the circumstances present at the end of the reporting period.

Apart from the sales rebate, the Company’s products are sold with no right of return and the Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”), collected on behalf of tax authorities in respect of product sales.

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

The Company’s policy for estimating credit losses also adopted to notes receivable and other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables are written off when they are determined to be uncollectible.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The cost of inventory are determined using the weighted average method. The Company records inventory reserves for obsolete and slow-moving inventory.

Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the six months ended June 30, 2025 and 2026 was nil.

Derivative instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not netted off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the assets have been recognized as “derivative assets” included in the short-term investments and the liability has been recognized as “derivative assets” on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings (losses). Gains and losses from our non-designated foreign currency swap contract and interest rate swap contract are included in unrealized gains (losses) on marketable equity securities and derivative instruments in our unaudited condensed consolidated statements of operations and comprehensive loss but do not impact our cash flows.

Valuation allowance for deferred tax assets

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized, which can require the use of accounting estimation and the exercise of judgment. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

For detailed discussion on recent accounting pronouncements, see Note 2 to our Unaudited Condensed Consolidated Financial Statements.